
November 19, 2021

Brian K. Kistler
Chief Executive Officer
Freedom Holdings, Inc.
6461 N 100 E
Ossian, IN 46777

> **Re: Freedom Holdings, Inc.**
> **Correspondence filed November 11, 2021 regarding**
> **Amendment No. 3 to Form 10 filed October 7, 2021**
> **File No. 000-52952**

Dear Mr. Kistler:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Response Dated November 11, 2021

Statement of Operations, page F-15

1. We note your response to comment 1 which does not address how you determined the fair value of the preferred stock issuances to Mr. Hunt and Mr. Kistler during fiscal years 2019 and 2020. We further note that in response to our comment you state that you intend to restate the entries related to these preferred stock issuances and reclassify them as accrued payables and place on the liability side of the balance sheets for both 2019 and 2020 but do not provide a discussion of how you reached your accounting conclusion and the authoritative guidance relied on for your determination. Please provide us with a comprehensive and detailed analysis in your written response addressing the following:

    - How these preferred stock issuance were initially recorded and <u>how</u> you determined the $10 per share fair value for each of your preferred stock issuances;
    - How you intend to restate your financial statements to reclassify these preferred stock

        issuances as liabilities and the related financial statement impact; and

- Provide the authoritative accounting guidance you relied upon in support of your accounting.

2.   Since you have asserted in your response to comment 1 that you intend to restate your financial statements, please file an Item 4.02 Form 8-K related to the non-reliance of your previously issued financial statements.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact John Spitz at (202) 551-3484 or Amit Pande at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at (202) 551-3448 or Eric Envall at (202) 551-3234 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance